UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Appointment of New Board Member, dated 18 October 2017

18 October 2017
Micro Focus International plc

Board appointment

Micro Focus International plc (LSE: MCRO.L, NYSE: MFGP), the global enterprise software product group, announces the appointment of Lawton Wehle Fitt as a non-executive director, with effect from 17 October 2017. Lawton will be a member of the Audit and Nomination Committees.

Lawton currently serves on the boards of Ciena Corporation, The Progressive Corporation and The Carlyle Group.  She was previously a non-executive director at ARM plc and Thomson Reuters. Lawton worked at Goldman Sachs & Co. for over 23 years, with roles in the bank's investment banking, equities and asset management divisions. Lawton graduated from Brown University and has an MBA from the Darden School of the University of Virginia.

Kevin Loosemore, Executive Chairman of Micro Focus, commented: "I am delighted to welcome Lawton to the Board as a non-executive director. She has an outstanding record as a business leader with proven expertise in advising global technology companies. Lawton is a very valuable addition to the board."

There are no further disclosures required pursuant to paragraph 9.6.13 of the Listing Rules.

-ends-
For further information please contact:
Micro Focus International plc
Mike Phillips (Chief Financial Officer)
Tim Brill (Director, Corporate Communications & IR)
+44 1635 565605

Powerscourt (PR adviser)
Juliet Callaghan
Simon Compton
+44 20 7250 1446

About Micro Focus
Micro Focus is a leading global enterprise software company uniquely positioned to help customers extend existing investments while embracing new technologies in a world of Hybrid IT. Micro Focus' Product Portfolios are Micro Focus and SUSE.

Providing customers with a world-class portfolio of enterprise-grade scalable solutions with analytics built-in, Micro Focus delivers customer-centred innovation across DevOps, Hybrid IT, Security and Risk Management, and Predictive Analytics. For more information visit www.microfocus.com.

SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: www.SUSE.com.

 1
NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:
18 October 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer